QUEENSLAND TREASURY CORPORATION (QTC)

A$15,000,000,000 GLOBAL BOND FACILITY

QTC 2017 GLOBAL BENCHMARK BOND, REDEEMABLE AT MATURITY

Guaranteed by

The Treasurer on behalf of the Government of Queensland under the terms of the Queensland Treasury

Corporation Act 1988

ANNOUNCEMENT OF ISSUANCE

QTC intends to launch the Global tranche of the 2017 Benchmark bond line through the QTC Global A$ Fixed Interest Distribution Group (Distribution Group).

GLOBAL BOND

The 2017 Global A$ Benchmark bond will be issued under QTC’s Global A$ Bond Facility and will have a coupon of 6.00% p.a. payable semi-annually with a final maturity date of 14 September 2017. The bonds will be transferable to the QTC 6% p.a. coupon Domestic A$ Benchmark bonds maturing 14 September 2017.

The terms and conditions of the bond will be governed by:

i.	The QTC Global A$ Bond Facility Prospectus Supplement (Attachments I and II), and

ii.	The Term Sheet (Attachment III).

Please note, that as the facility was updated in July 2006 for US purposes but not updated at that time for Luxembourg purposes, the QTC Global A$ Bond facility currently has two separate Prospectus Supplements. US investors should receive a copy of the Prospectus Supplement dated 3 August 2006 (Attachment I) and non-US investors should receive a copy of the Prospectus Supplement dated 14 December 2005 (Attachment II). Following the completion of the annual update, which is scheduled for next month, the facility will return to a single Prospectus Supplement for both US and non-US investors.

QTC may, in its absolute discretion, cancel the launch at any time by providing notice to the Distribution Group or choose not to accept any bids.

ELIGIBILITY TO TAP

Only bids from the Distribution Group will be considered.

METHOD OF ISSUANCE

To launch the 2017 Global bond, QTC will undertake an initial “Consolidation Switch Program” from the QTC 6.00% 14 October 2015 Global bond, which will be transacted on a volatility matched basis.

The 2017 Global bond will also be continuously offered through the Distribution Group on a tap basis (consistent with other QTC A$ Global Benchmark lines).

CONSOLIDATION SWITCH ISSUE SIZE

QTC will transact consolidation switches for the 2017 Global bond up to a notional face value of A$1,000 million (with allowance for a further 10% over-issuance).

QUEENSLAND TREASURY CORPORATION LEVEL 14, 61 MARY STREET BRISBANE QLD 4000 T: 07 3842 4600 F: 07 3221 4122 www.qtc.qld.gov.au

ISSUE DATE AND TIME

Bids for consolidation switches will be accepted from 12:00 noon, Sydney time on 7 December 2006 and will be open for five business days thereafter or until the targeted notional face value amount on issue is achieved, whichever is the first to occur.

PRICING

QTC will meet the transaction costs for all switches for the total “Consolidation Switch Program”. Switches from the 2015 Global bond into the 2017 Global bond will be priced at a market spread, based off the mid-yields of the Domestic bond of the series with the equivalent maturity and coupon, as determined by QTC.

Pricing will be on the following basis:

i.	Up to the first A$500 million of 2017 Global bonds issued under the “Consolidation Switch Program”: QTC will pay an incentive, equivalent to 0.005% (incorporated in the 2015 buy-back yield), i.e. QTC will purchase the 2015 Global bond at the mid-yield less 0.075% to the equivalent Domestic bond and issue the 2017 Global bond at the mid-yield less 0.07% to the 2017 Domestic bond, and

ii.	Second and subsequent A$500 million of 2017 Global bonds issued under the “Consolidation Switch Program”: QTC will purchase the 2015 Global bond and issue the 2017 Global bond at the mid-yield less 0.07% to the equivalent Domestic bonds.

In addition to the consolidation switch program, QTC will issue 2017 Global bonds on a tap basis, priced at the mid-yield less 0.07% to the 2017 Domestic bond (switch basis to be negotiated).

SIZE OF BIDS

The maximum total bids that will be accepted from any one Distribution Group member will be restricted to 50% of the Notional Issue Size (as set out in the Term Sheet).

QTC reserves the right to accept any bid or any part thereof and to reject any bid or part thereof.

ALLOTMENT OF ISSUANCE

The “Consolidation Switch Program” will be conducted in two stages.

Stage 1 – for the first A$500 million of 2017 Global bonds issued (as defined in PRICING i. above).

QTC may scale back consolidation switches on the first A$500 million, on a pro-rata basis based on all bids received within a period of fifteen minutes from the time of the launch, to ensure an equitable allocation across all interested Distribution Group members.

Stage 2 – the balance of 2017 Global bonds issued up to the notional issue size (as defined in PRICING ii. above).

QTC may scale back consolidation switches on the balance of 2017 Global bonds issued up to the notional issue size, on a pro-rata basis based on all bids received.

Allocations will be rounded to the nearest A$1 million (face value). Notice of acceptance or rejection of a bid or any part thereof will be made available to each bidder as soon as possible after allotment.

SETTLEMENT OF NOTES

The settlement price for the Notes per A$100 face value, extended to the third decimal place, shall be calculated in accordance with the Reserve Bank of Australia (RBA) pricing formula for Treasury bonds.

QUEENSLAND TREASURY CORPORATION LEVEL 14, 61 MARY STREET BRISBANE QLD 4000 T: 07 3842 4600 F: 07 3221 4122 www.qtc.qld.gov.au

INTEREST ON NOTES

Interest payments for the Notes shall be as calculated on the basis as outlined in the Term Sheet.

PAYMENT AT MATURITY

In all cases, the final redemption value shall be A$100 per A$100 face value.

STOCK LENDING

QTC will not provide a Stock Lending Facility for the Global QTC 2017 Bond.

NOTE TO U.S. INVESTORS

QTC has filed a registration statement (including a prospectus and a related prospectus supplement) with the US Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before investing, you should read the prospectus and prospectus supplement in the registration statement and other documents QTC has filed with the SEC for more complete information about QTC and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov/edgar/searchedgar/companysearch.html. Alternatively, any dealer participating in this offering will arrange to send you the prospectus, which you may request by calling toll-free 1-866-408-6851.

/s/ Richard Jackson
Richard Jackson
General Manager, Financial Markets
Queensland Treasury Corporation

Disclaimer

This document has been prepared on a confidential basis by QTC for distribution only by members of QTC’s Domestic Bond Distribution Group which are authorised and/or licensed to offer, sell, market, trade or otherwise buying or selling of securities such as the Notes described above. QTC provides no representation or warranty that any member of the Distribution Group is so authorised. This document is only intended to be distributed by the Distribution Group to investors that the Distribution Group are authorised/and or licensed to distribute this document to, and is not intended for any other person.

This document is not an offer to sell, or solicitation of an offer or a recommendation to buy the Notes and is only a background and explanation of the Notes. It is indicative only. This document is not an Information Memorandum and does not contain all the relevant or the important terms of the Notes and should not be relied on as a basis for making an investment decision on the Notes. This document may be amended, superseded or replaced in its entirety by subsequent Term Sheets or other summaries of terms and conditions. Each intending purchaser must make its own independent assessment and investigation of the terms of the Notes issue as it considers appropriate.

The holding of Notes is subject to investment risk, including possible delays in repayment and loss of income and principal invested.

The information contained in this document has been prepared by QTC in good faith and from sources believed to be accurate.

To the extent permitted by law, QTC does not give any warranty of reliability, accuracy or completeness of the information in this document and does not accept any responsibility arising in any way (including negligence) for errors in, or omissions from, the information.

The Distribution Group and/or its directors, officers and employees may take positions in, and make purchases and/or sales as principal or agent or act as market-maker in the Notes. The Distribution Group may provide corporate finance and other services to the entities referred to in this document.

QUEENSLAND TREASURY CORPORATION LEVEL 14, 61 MARY STREET BRISBANE QLD 4000 T: 07 3842 4600 F: 07 3221 4122 www.qtc.qld.gov.au